SUBSIDIARIES OF THE REGISTRANT


Smithway Motor Xpress, Inc., an Iowa corporation

East West Motor Express, Inc., a South Dakota corporation

SMSD Acquisition Corp., a South Dakota corporation

JHT, Inc., a Minnesota corporation

*On February 23, 1999, JHT, Inc., a Minnesota corporation and former subsidiary of the Registrant, was merged into Smithway Motor Xpress, Inc.

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